EXHIBIT 99.1

Anfield Energy Achieves Transformative Milestones in 2025, Positioning Itself as a Key Player in America’s Nuclear Renaissance

VANCOUVER, British Columbia, Jan. 06, 2026 (GLOBE NEWSWIRE) -- Anfield Energy Inc. (TSX.V: AEC; NASDAQ: AEC; FRANKFURT: 0AD) (“Anfield” or the “Company”), a leading U.S.-focused uranium and vanadium development company, is proud to recognize a landmark year of progress in 2025. These achievements underscore Anfield’s rapid advancement toward near-term production and its critical role in supporting the resurgence of domestic nuclear energy under supportive federal policies.

In a year marked by accelerated regulatory approvals and operational momentum, Anfield has solidified its position as a leading near-term U.S. uranium producer:

  NASDAQ Listing (September 2025): Anfield successfully uplisted to the NASDAQ Capital Market under the symbol “AEC,” enhancing visibility among U.S. investors and aligning with the growing demand for domestic energy metals exposure.
  Board and Management and Board additions (April, September and December 2025): Anfield added former U.S. House Representative, Jeff Duncan, and former Fission Uranium CEO, Ross McElroy, to the Board bringing US Congressional experience and significant uranium industry experience, respectively, to the Company; moreover, Anfield appointed Luba Niemann as Chief Financial Officer, providing additional relevant financial experience to the Company.
  Velvet-Wood Mine Advancements (May–November 2025): Secured expedited federal environmental approval from the U.S. Department of the Interior in May, followed by full construction approval from Utah regulators in October. This culminated in a groundbreaking ceremony on November 6, 2025 marking the official start of mine reopening, dewatering, and development activities – paving the way for potential production in 2026.
  Portfolio Advancement and Drilling Success (October-December 2025): Completed a confirmation drill program at the JD-7 Mine and submitted permitting applications to restart the JD-8 Mine in Colorado, targeting operations in the second half of 2026. These efforts build on Anfield’s hub-and-spoke strategy centred around its licensed Shootaring Canyon uranium mill – one of only three conventional mills in the U.S.
  Major Equipment Procurement (November 2025): Completed the first significant purchase of specialized underground mining equipment, including eight custom-built haul trucks from a Utah-based manufacturer, demonstrating operational readiness and commitment to local economic growth.
  Expansion of in-house technical engineering competence through BRS, Inc. acquisition (December 2025): Anfield signed a definitive agreement to acquire BRS, Inc., an engineering consulting firm with whom Anfield has a long-standing relationship. This acquisition allows Anfield to advance both its mine and mills to production more efficiently and potentially open up other revenue opportunities for the BRS team.

Corey Dias, CEO of Anfield, stated: “2025 was a pivotal year for Anfield, with regulatory greenlights, infrastructure investments, and operational milestones bringing us closer than ever to restarting U.S. uranium production. Our assets in Utah and Colorado are ideally positioned to feed the Shootaring Canyon mill in the relative near term, delivering reliable, American-sourced fuel for the nation’s clean energy needs.”

Looking Ahead: Advancement Goals for 2026

Building on this momentum, Anfield is targeting a series of transformative production milestones in 2026 to establish itself as a leading near-term domestic uranium and vanadium producer:

  Commence initial uranium and vanadium production at the Velvet-Wood Mine, with delivery to the Shootaring Canyon mill soon thereafter;
  Achieve operational restart at the JD-8 Mine in Colorado, adding another mine to the Company’s hub-and-spoke production model;
  Secure final radioactive materials license amendment approval and commence refurbishment of the Shootaring Canyon mill, enabling a full production restart with expanded capacity of up to 3 million pounds of uranium per year;
  Advance permitting and development at additional mines, including Slick Rock, to further expand the near-term resource pipeline; and
  Ramp up overall mine production toward an annual target contributing significantly to U.S. domestic supply, supported by long-term offtake discussions and critical mineral incentives.

These goals position Anfield to capitalize on surging uranium demand driven by nuclear power expansion, AI data center requirements, and energy security priorities.

Anfield’s progress aligns seamlessly with broader milestones in the U.S. nuclear industry throughout 2025, driven by President Trump’s executive orders in May aimed at reinvigorating the nuclear industrial base and quadrupling capacity by 2050. Key national developments include:

  Sweeping executive actions expediting permitting, reforming the Nuclear Regulatory Commission, and prioritizing domestic uranium enrichment and conversion to reduce foreign dependence.
  U.S. government’s strategic recognition of uranium as a critical mineral in November, unlocking potential funding and further accelerating domestic project development.
  Significant investments in advanced reactors, including small modular reactors (SMRs), with updated designs receiving NRC approvals and pilot programs advancing clean hydrogen production from nuclear sources.
  Major funding commitments, such as loans for reactor restarts (e.g., Three Mile Island) and initiatives to expand high-assay low-enriched uranium (HALEU) production for next-generation technologies.
  Industry-wide efforts to bolster the nuclear workforce, secure supply chains, and power emerging demands from AI data centers and electrification.

These national initiatives have created a favorable environment for companies like Anfield, emphasizing energy independence, carbon-free baseload power, and critical mineral security. Anfield remains committed to sustainable development, community engagement, and delivering shareholder value as it transitions to production. The Company is well-positioned to contribute meaningfully to America’s nuclear revival and the global transition to clean energy.

The Company notes decisions to advance development of JD-8 and Velvet-Wood are not based on feasibility studies of mineral reserves demonstrating economic and technical viability. As a result, there is additional uncertainty and risk related to the economics and viability of development.

About Anfield

Anfield is a uranium and vanadium development company that is committed to becoming a top-tier energy-related fuels supplier by creating value through sustainable, efficient growth in its assets. Anfield is a publicly traded corporation listed on the NASDAQ (AEC-Q), the TSX-Venture Exchange (AEC-V) and the Frankfurt Stock Exchange (0AD).

On behalf of the Board of Directors
ANFIELD ENERGY INC.
Corey Dias, Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Anfield Energy, Inc.
Corporate Communications
604-669-5762
contact@anfieldenergy.com
www.anfieldenergy.com

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